UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

December 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 9 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 338,250,166 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 338,250,166 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 338,250,166 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.8% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 38,250,166 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 113,113,419 shares of Class A Common Stock outstanding as of December 15, 2016, as provided by the Issuer, and reflects the sale on December 22, 2016 of 4,775,142 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 9 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 338,250,166 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 338,250,166 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 338,250,166 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.8% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 38,250,166 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 113,113,419 shares of Class A Common Stock outstanding as of December 15, 2016, as provided by the Issuer, and reflects the sale on December 22, 2016 of 4,775,142 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 9 Pages

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 3,110,807 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 3,110,807 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 3,110,807 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%2/
14	Type of reporting person (see instructions) CO

1/	Shows shares of Class A Common Stock beneficially owned by the Reporting Person after the sale on December 22, 2016 of 4,775,142 shares of Class A Common Stock to the Issuer by the Reporting Person in the transaction reported in Item 5(c). The Reporting Person does not beneficially own any shares of Class B Common Stock.

2/	Based on 113,113,419 shares of Class A Common Stock outstanding as of December 15, 2016, as provided by the Issuer, and reflects the sale on December 22, 2016 of 4,775,142 shares of Class A Common Stock to the Issuer by the Reporting Person in the transaction reported in Item 5(c).

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 9 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 338,250,166 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 338,250,166 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 338,250,166 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.8% 2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 38,250,166 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 113,113,419 shares of Class A Common Stock outstanding as of December 15, 2016, as provided by the Issuer, and reflects the sale on December 22, 2016 of 4,775,142 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Page 6 of 9 Pages

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell, as the Reporting Persons, on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016 and Amendment No. 2 to the Schedule 13D filed on December 15, 2016 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the following events in connection with the transaction disclosed in Amendment No. 2 to the Schedule 13D: (a) the acquisition by EMC Equity Assets LLC from EMC of beneficial ownership of more than five percent of the Issuer’s Class A Common Stock on December 16, 2016; (b) the status of EMC Equity Assets LLC as a Reporting Person as a result of its acquisition of such Class A Common Stock; (c) the sale by EMC Equity Assets LLC of a portion of such Class A Common Stock to the Issuer on December 22, 2016, as a result of which EMC Equity Assets LLC ceased to be the beneficial owner of more than five percent of the Class A Common Stock; and (d) a reduction in the respective numbers of shares and respective percentages of the outstanding Class A Common Stock beneficially owned by Dell Technologies, EMC, Michael S. Dell and EMC Equity Assets LLC (collectively, the “Reporting Persons”) as a result of such sale of Class A Common Stock by EMC Equity Assets LLC to the Issuer.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

As a result of its acquisition of beneficial ownership of more than five percent of the Issuer’s Class A Common Stock on December 16, 2016, as reported in Item 5(a), EMC Equity Assets LLC (“EMC Sub”) is a Reporting Person for purposes of this Amendment.

EMC Sub is an indirectly wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC. EMC Sub has been formed for the principal purpose of engaging in the transaction reported in Item 5(c). EMC Sub’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 7, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

During the past five years, neither EMC Sub nor, to its knowledge, its sole manager or any of its executive officers listed on Annex A (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in amended Item 5 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

The information set forth in amended Item 5 is incorporated by reference herein.

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are hereby amended as follows:

(a)	On December 16, 2016, EMC Sub became the beneficial owner of 7,885,949 shares of Class A Common Stock, which it received from its direct parent company, EMC, as a capital contribution in order to enable EMC Sub to sell such shares or a portion thereof to the Issuer in the transaction reported in Item 5(c). Such shares represented 7.0% of the outstanding Class A Common Stock as of December 16, 2016. 1/

As of December 22, 2016, after completion of the transaction reported in Item 5(c), (i) the Reporting Persons other than EMC Sub are the beneficial owners of an aggregate of 338,250,166 shares of Class A Common Stock of the Issuer, consisting of (A) 38,250,166 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) EMC Sub is the beneficial owner of a portion of such shares consisting of an aggregate of 3,110,807 shares of Class A Common Stock. As of such date, the 338,250,166 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 82.8% of the shares of Class A Common Stock. 2/

(b)	As of December 22, 2016, after completion of the transaction reported in Item 5(c):

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 338,250,166 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 338,250,166 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 338,250,166 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 338,250,166 shares.

EMC Sub has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 3,110,807 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 3,110,807 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 338,250,166 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 338,250,166 shares.

1/	Based on 113,113,419 shares of Class A Common Stock outstanding as of December 15, 2016, as provided by the Issuer. EMC Sub does not beneficially own any shares of Class B Common Stock.

2/	Assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

Page 8 of 9 Pages

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of December 22, 2016, after completion of the transaction reported in Item 5(c), Dell Technologies, EMC and Michael S. Dell control approximately 97.7% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c)	On December 16, 2016, EMC Sub became the beneficial owner of 7,885,949 shares of Class A Common Stock, which it received from its direct parent company, EMC, as a capital contribution in order to enable EMC Sub to sell such shares or a portion thereof to the Issuer in the transaction reported in the following paragraph of this Item 5(c).

On December 22, 2016, EMC Sub sold 4,775,142 shares of Class A Common Stock at a price of $78.5317 per share to the Issuer, subject to adjustment as indicated below, for a cash payment of approximately $375 million pursuant to a stock purchase agreement, dated as of December 15, 2016, by and among Dell Technologies, EMC Sub and the Issuer (the “Stock Purchase Agreement”). Under the Stock Purchase Agreement, EMC Sub will sell an additional $125 million of Class A Common Stock to the Issuer in a second closing that is expected to occur in the first quarter of Dell Technologies’ 2018 fiscal year. At such time, the final price per share for the shares sold on December 22, 2016 will be determined based on the volume-weighted average price per share of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that per share price, subject to adjustment in certain circumstances. The terms of the Stock Purchase Agreement are described in Amendment No. 2 to the Schedule 13D, and a copy of the Stock Purchase Agreement is filed as an exhibit thereto.

(e)	As a result of the sale by EMC Sub of shares of Class A Common Stock to the Issuer on December 22, 2016, as reported in Item 5(c), EMC Sub ceased on such date to be the beneficial owner of more than five percent of the Class A Common Stock.

The information set forth in Annex A is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Amended Item 2 and amended Item 5 are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7 – Joint Filing Agreement, dated as of December 22, 2016, by and among Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and Michael S. Dell.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: December 22, 2016

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact

ANNEX A

Annex A is hereby amended as follows:

MANAGER AND EXECUTIVE OFFICERS

EMC EQUITY ASSETS LLC

The following sets forth the name, position and principal occupation of the manager and each executive officer of EMC Equity Assets LLC. Each such person is a citizen of the United States. The business address of the manager and each executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of EMC Equity Assets LLC’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, neither the manager nor any executive officer of EMC Equity Assets LLC beneficially owns any shares of Class A Common Stock of the Issuer and neither such manager nor any such executive officer has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Manager	Principal Occupation

Janet B. Wright	Senior Vice President – Corporate, Finance & Securities Counsel, Dell Technologies Inc.

Executive Officers	Title

Michael S. Dell	Chief Executive Officer

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Janet B. Wright	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Maya McReynolds	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

7	Joint Filing Agreement, dated as of December 22, 2016, by and among Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and Michael S. Dell.